Filed by Jefferson-Pilot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed under Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
Commission File No. 1-05955
EMPLOYEE TOWN HALL MEETING
CONCORD, NEW HAMPSHIRE
October 26, 2005
In connection with a proposed transaction with Lincoln National Corporation (“Lincoln”), a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when filed), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the SEC’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Jefferson-Pilot’s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).
Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.
The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the SEC include additional factors that could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.
* * * * * *
Dennis Glass: Good afternoon. It’s so great to be with you enjoying some of your crisp fall weather. Let me make a couple of introductions and then I’ll tell you more about what we are going to do this afternoon. This is of course, Jon Boscia, CEO of Lincoln National Corporation whom I welcome on behalf of all of us, and he is accompanied today by Priscilla Brown. Priscilla, would you please stand. Priscilla wears a lot of important hats at Lincoln including Public Relations and Employee Relations and is responsible for their foundation, and she is with Jon today, and I wanted you to meet her, and some of you will see her later this afternoon.
Well, we are excited to be here. Jon and I excited to be here because we are really enthusiastic about this combination. We want to bring you up to date on some of the reasons why Jon and I thought it was a great idea. We want to bring you up to date on some of the things that have transpired since we announced the deal just a short sixteen days ago. The format, and I give credit to Jon for this format, is going to be a Town Hall Meeting. Jon and I will make a couple of remarks and then we will open it up for questions, and this is the fourth or fifth or sixth time that we’ve had the opportunity to share our thoughts with employees from around both organizations, and it’s really worked very well, and helped Jon and me understand some of the issues better than we would have otherwise, but in general it has been a good way to communicate. So let’s get started. Again, Jon will be talking right after me.
As I said, it’s a great opportunity. Sixteen days ago we announced the transaction. Since that time myself, Jon and others have been moving around quite a bit. We have had the opportunity to meet new people, we’ve had the opportunity to already begin to establish new relationships in the work environment, and we’ve had an opportunity to understand and learn about our respective organizations, so we’ve been doing quite a bit. Let me say that I’ve always felt strongly about this merger but based on the last two weeks, I am more convinced about the potential and the success that we are going to have in the combined enterprise than I have been before. And why do I say that? I say it for a couple of reasons. First, I have had the opportunity to meet many people... we call them top quartile, Lincoln calls them A players, but people who are good at what they do, they are enthusiastic about the merger and they are looking for ways to make it better. I have heard on many occasions in the last two weeks people from each of the respective teams say to each other “Wow, is that the way you do it? We can learn from that.” Both sides going in that direction, so it’s really been exciting from that perspective. So lots of people enthusiastic about the opportunities that present themselves both to our shareholders as well as the combined employees.
What has really been comforting to me as well is the fact that in two short weeks we have gone from discussion and dialog around whether or not this is a merger or an acquisition, is it is merger of equals. Those are all good questions for the first and second day. But it has gone from that kind of discussion of the history or the past to a discussion about what are the opportunities. What are the possibilities of this combination? People have really picked up on that and have been very excited again, about the go forward organization. I have been referring to the go forward organization as “the new Lincoln” because I think that captures and lets us all vest in the future and not in the past which is so important in an integration of this size.

Now, we are going to talk a little bit about why we think this is a great idea but you may have seen some of the analyst reports come out and say this is a defensive merger. Now most of you who know me know that in any particular season, I can’t tell you which team is ahead in a particular league, and so I am reluctant to use sports analogies here, but I can tell you with certainty I know a little bit about football, and when you are moving the ball forward that’s offensive. It’s not defensive, and in every aspect of this transaction we are moving the ball forward. Some specifics. The distribution reach of this combined organization is unbelievable. Jon’s organization is in places that we could have only hoped to be a couple of years from now. Both companies have great products that we will have the opportunity to sell in one distribution system to another distribution system. Take the EIA product, for example, which Jefferson Pilot has leveled off at about 800 million dollars worth of sales. We need to take that 800 million to a billion six and could not have done it without the new distribution opportunities that are presented by this combination. So that’s one example of the offense, if you will, the offensive move here.
The name. Lincoln has invested almost 100 million dollars in branding their name over the past four or five years. In today’s financial services marketplace that’s huge. Jefferson Pilot has not had the money to do that, and so we get to take advantage of this investment. All of you know that we have been proud of the Jefferson Pilot name and it tugs at each of our hearts to change that name but we are approaching this acquisition, what’s the right thing to do, what’s the thing that makes the most sense from trying to capitalize on the merger and the name change is just one of those things. So I want you all to think about the new Lincoln as we go forward over the next couple of months.
Scale. You need to peel the onion back a little bit on scale because it is not always clear that you have to be bigger to be better, but in this case there are many aspects of scale that will give us a competitive advantage over our competition where we didn’t have it individually before.
Money management. The combined assets of this organization managed by the Delaware organization on a go forward basis would be 155 billion dollars. There is opportunity there to do more for our stockholders with that scale and the sophisticated expertise that we can bring to money management than ever before. And there are just any number of other examples. The efficiencies that Jefferson Pilot has had, the distribution that Lincoln has had, but all of these things again, we have to put in the perspective of the go forward organization and think about – I repeat myself – the possibilities and the opportunities.
Now, what is the time line? I know this afternoon we want to address issues that are going to be of concern to the individuals in the room, and so let me touch a little bit on time line. Let me first start by saying that as excited and optimistic I am about the merger, it’s going to be difficult. There are going to be challenges. But if we keep the right attitude and we focus on the future we will get over and past each one of the challenges as they present themselves. I just have no doubt that we are going to do that. So, time line. Where are we, what’s happened, what are we going to do?
The time line is that, of course, we have signed the agreement, and the planning for the integration actually started during the due diligence process because you really need to spend time at a fairly high level but in depth at the same time to make sure that the opportunities that you think from afar are looking in without the benefit of being on the inside are things that we can capitalize and actually make happen. So with due diligence we started, and that process created again the opportunity that this was going to be a good transaction. We have at the outset and before signing we have identified the senior management team, so that’s been done, and since signing in the last couple of weeks we have formed the steering committee for the integration activity, and that’s made up of senior executives from each of the organizations, primarily the business unit leaders and the functional unit leaders that represent the ongoing management team. So we’ve done that as well.
Now I have shared with a lot of the company people, both sides, over the past few days that it’s important that we take our time to understand each other. I’ve talked about a book that I go to every once in a while, the title of which is “The First Ninety Days,” and it’s not a cookbook on how to do integration. It’s a book about how to be effective individually in a new environment or a new situation. And a section of that book, early on in the book, talks about the balance between getting answers quickly so that you can reduce the uncertainty, reduce the anxiety around circumstances like these, but not going so fast and making quick decisions in the way that you make the wrong decision. So, what we are now in the process of is listening and learning and understanding about each other, and as we have the right understandings we will make decisions about the next step, and we will keep you very informed as we go along. So, that’s the process that we’re in.

Let me hasten to say we understand, Jon and I understand that there is no one in any of the locations that we have been talking to, there is no individual in the company that doesn’t have some uncertainty or some anxiety around a change like this. Our commitment to you is to get the information out as fast as possible, to be as honest as we can be with what we know and what we don’t know, and there will be a lot of questions today where we don’t know the answers, but we’ll tell you that we don’t know. So our commitment is to go as quickly as possible but to make sure that we take the right amount of time to make good decisions, and the balance between good decisions and quick decisions will keep at the right level.
Now, Jon Boscia. He is a terrific CEO. I have known Jon for at least ten years, worked with him on industry matters, most recently a very serious and what I have been referring to as a historic change in the industry as he and I and a few others led the effort on trying to change reserving practices which would affect the competitiveness of what we sell in the life insurance market. So, Jon and I have worked closely together on that. I have from a distance seen Jon make very strategic decisions at Lincoln. He has sold businesses, he has bought businesses, he has developed organic growth strategies, one that he is most proud of and rightfully so, is Lincoln Financial Distributors which is a concept of comprehensive distribution and how to get into as many different market channels as possible, which has worked out absolutely terrifically for Lincoln and has become one of the models in the industry. So, Jon knows how to make decisions, he has made a lot of decisions, and again, not only do I respect him but others in the industry do as well. But the other thing I have learned in the last couple of weeks is that Jon is well liked by his employees because he is honest, he is straightforward and he is a regular guy. So, I think that is another example of the ongoing belief that I have that these are two companies that are going to combine well together. And with that, let me turn it over to Jon Boscia. Jon.
Jon Boscia: Thank you, Dennis. Good afternoon, everyone. What I want to do today is to talk a little bit because I am a stranger to all of you, and so I want to talk a little bit to you about who I am, tell you a little bit about me. Lincoln is a company that you may not know a lot about, so I want to tell you a little bit about Lincoln as well, but as Dennis said we want to use this so that we have an opportunity to hear what questions you have, what’s on your mind. As you go through something like this there are rumors, there is scuttlebutt, he said, she said, they said type stuff, and those rumors can eventually turn into urban legends that become very harmful, very destructive, so we want to hear about the urban legends that are being created out there so we can deal with those. But before we do, I have to come clean on something. Many of you out there are parents. Everyone of you out there is a child of someone, and one of the things as parents that you learn not to do and one of the things as a child you hope does happen to you perhaps, is that you never show favoritism to one child, but as the child if you are the one, it’s okay to show favoritism. So, Dennis and I are doing a lot of these meetings, and I have to say, and I’ve not said this at any of the other meetings, the one that I have been looking forward to the most is this one. And the reason for that goes back quite awhile. It goes back to when Chubb decided that it wanted to focus its business strategy in the property and casualty businesses, and thought that by freeing up the life insurance business there would be greater growth opportunities and greater career opportunities for the employees here. I was part of the Lincoln due diligence team that came in on that, and as I listened to Terry and Ron and other members of management describe the operation with each additional meeting I became more and more excited about what it would be like to have that organization combined with the Lincoln organization. I was a bridesmaid. To appease hurt feelings we were told you were this close, you were number two if we couldn’t get it right with Jefferson Pilot, we were turning to you. If you have ever dealt with an investment banker you are always number two, you are always this close, you are always the next best one, but Terry and Ron again this morning said, “no you really were. You really were.” So when I think about it, Chubb Life Insurance, Jefferson Pilot Life Insurance, Aetna Life Insurance, Cigna Life Insurance and Lincoln Life Insurance all together, I mean, each company individually a great company and look at them combined now into a single company and how could you be anything other than enthusiastic and excited unless you are the competitor out there, and they are sitting there saying, “my God, what are we going to do now?”
But, a little bit about me. I’ve been in the insurance business a long time. I’ve been with Lincoln for more than twenty years, but my insurance roots go back a lot further. My father was a GA and he actually started as a debit agent, and when I was a kid and we were going to visit relatives or we were going to dinner, we made sixteen stops along the way wherever we were going, because it was time to collect the weekly life insurance premium, and my father put us to work in his agency at a time when he thought we were able to handle it matched against what he thought may be some of our skills and competencies were. In me he saw an individual that had a math orientation so my job was to calculate renewal commissions and to check those against the accuracy of the statement coming in.

I learned.... I was in middle school when that happened, and I learned.... Seriously, seriously. I was in middle school, and I learned two important things. One is big insurance companies make mistakes. And the second thing that I learned is when insurance companies make mistakes it’s the producer that pays the price for that mistake until it is corrected. So, I have tried as I have been in the insurance industry to say to people it’s okay to admit a mistake is made. Just learn from it and correct it so that we don’t repeat the mistakes. So it’s been a good experience for me. I am married to my high school sweetheart. We started dating at age 17 years old. We’ve been married for thirty some years now. 32. I’m not avoiding it. Well, I should say, I actually knew what it was. I wasn’t just trying to guess. But 32... We have two adult children. I actually caught my wife on that. About two years ago maybe we were out with a group of friends and it was our anniversary coming up in a couple of weeks and we mentioned it, and somebody asked how long we had been married, and my wife said twenty-nine years, and I said no, it’s thirty years. So, see, men do sometimes get it right. We sometimes do, not often, but sometimes. I have two adult children, a 25-year-old and a 21-year-old. We are fortunate that they both live in the area where my wife and I live so we are blessed to be able to be close to immediate family like that. My hobbies, the things that I like to do, an ideal vacation for me is to take a beach chair, an umbrella, a cooler, I won’t say what’s in the cooler, a book, go down and sit in some sand early in the morning and come back in time for dinner. That’s the ideal vacation. And just do it day after day after day. I’m great with that as a vacation. My sports, I’m a drummer. My primary music is jazz, although Dennis and I have learned a lot about one another during these meetings and one of the things that we learned is that as little boys we each played the accordion. Look forward to the meeting when our communications people decide that we should have an accordion recital. We may at that point say no. Enough is enough. And I also like photography. So that’s a little bit about me, my personal situation, background, my family situation.
Let me tell you a little bit about Lincoln before we get on with the main part of today. And I would like to, as I am describing Lincoln to you to ask you to bear a visualization in your mind because it will help to show how clearly our two companies, Jefferson Pilot and Lincoln are so similar to one another. Any company at any point in time can have a lot of things going on. If you have too many things going on it’s real easy for people to say “I don’t see how this connects to that” and you start running into a risk that any particular initiative is the flavor of the month. Let’s just wait a few months. That one will go away and a new one will replace it. So what we try to do is we created a visual, an actual graphic that allows us to take any initiative and map it back to a core part of our company for our people to be able to see. And the graphic is a house, a building. So imagine if you will the foundation of the building and there are two pieces to this building. The first and most important piece of the foundation is our employees. So all of those activities associated with investing back into our employees are mapped back to that foundation because we really do realize that when you make an intangible product as we make your assets are your employees, and every evening when you go home you have the choice to make do you want to come back and give your skills to us or do you want to give them to someone else. We value the fact that you have that choice and we want to earn your coming back to us each day. So, employees are the most important and solid part of our foundation. If we don’t get that right the building is weak.
The next foundation block is what we call financial risk management. We know that whenever anyone gives us money it’s never our money. It’s their money and some day they are going to want it back whether it’s in a life insurance death claim, an annuity premium, a mutual fund investment. It’s their money and they are going to want it back one day, especially if you get into second to die policies where you may not have that second incident occurring for fifty, sixty, seventy years, it’s going to be very important that the company is financially strong enough and has the right risk management to pay that money back to its owner when they are asked for it.
So, that’s our foundation. Employees and financial risk management. From there we say companies basically can do three things. And if you don’t do any of them well you are going to disappear. The three things are product, distribution and brand. If you do any one of those well you could probably survive. If you have great products you will probably survive. If somehow you have great distribution you could probably survive. If you have a killer brand you could probably survive. But what we know is that foundation level of the company, the employee level, doesn’t want to survive. They want to thrive, they want to dominate. And in order to do that you need to excel at more than just one of those pillars. So what we do is we map back all of our activities in the area of new product, new distribution expansion, what are we doing on the branding front back to one of those pillars so that at any point in time employees, our Board of Directors or any other constituent group can understand how things fit in to make the company more successful going forward. We do this all under an umbrella, a roof. We call it our strategic intent. Other companies may call it their vision, their mission, their primary strategy, but we operate our company on that type of a basic, very simple graphic to keep in mind and to understand. What this does for us, this combination of Jefferson Pilot Financial with Lincoln Financial Group is it allows us to strengthen the employee foundation, top quartile or A player, we have a very strong work force coming together. One plus one will equal more than two. Financial and risk management, Jefferson Pilot, triple A, Lincoln double A, very strong skills and financial strength coming together, but a balance sheet that will be almost twice as large in its capital position as either one of us are individually as companies. We will have enhanced product. We will have enhanced distribution and we will have a bigger budget to be able to continue to build brand. So on all five dimensions you have a win with this combination, and it’s so unusual to have a business combination that wins on all of those dimensions. Now at the same time I know that Dennis and I are looking at hundreds of people that as he has acknowledged already, there is some level of concern, some level of anxiety. Our commitment, to reiterate what Dennis had said, is to remove that anxiety as quickly as we can but still do it on a responsive basis where we are making correct decisions. What’s really great about this combination, unlike so many other combinations that could have been done or are being done is the actual overlap between our two companies is very small by the standards of most corporate type of overlaps there. One of your members of your Board of Directors made an observation. I do follow sports a little bit. Made an observation that this combination is analogous to a baseball game where it’s nine innings long, and we have to get the integration finished in the first couple of innings because the real reason that we are doing this is for the next seven or eight innings of pure growth and pure market dominance. The opportunities are going to be terrific for all the various constituent groups associated with this. And with that what I’d like to do is just....I don’t know if we can bring up the house lights a little bit and see what things are on your mind. The questions that we have been asked if you haven’t heard from any of your associates in the other locations, have been very pointed, have been very direct covering all kinds of different topics, so don’t be shy. You do get a little gift, a little thank you for asking questions. It’s a bribe, it’s a bribe that tastes good. It’s a bribe that tastes real good. So, thank you very much.
Q: I bet it’s chocolate. I don’t eat chocolate but thank you anyway. My wife and kids do. Well, Byron Champlin, Marketing Communications. Welcome to New Hampshire, both of you. This is the home of the Town Meeting, and as a Trustee of the Capital Center for the Arts I want to welcome you here and say that since Jefferson Pilot Financial was the lead corporate donor to our capital campaign two years ago which made many of the restoration and renovations you’ve seen possible, I think it’s very appropriate and very gratifying to see this meeting being held here. I do have a question. I understand that many of the decisions about functionality and location of functionalities are still being made, but I was wondering if you had an idea of whether the structure in the end is going to be more horizontal or vertical, and regarding Concord, whether Concord is going to be moving forward an adjunct to operations in Greensboro, or whether in fact we are going to provide services and support to the entire organization.
Glass: I think the right start to the answer of that question is what you already said which is we have identified some very high level decisions. We have identified the senior management team. We have said that the life operations will be centered in Greensboro, the annuity operations in Fort Wayne, the headquarters in Philadelphia, and that we will maintain significant activities in the other cities. What significant means, we don’t know the answer to that yet, but we will get the answer to that as quickly as we can. I am a little reluctant to get into any more detail again, because I don’t know the answer to that question other than to say that we recognize the skill sets up here in Concord and that they are going to be important skill sets to the continuation of the company.
Q: I am just curious. We keep speaking a lot of annuities and life insurance, but what about Jefferson Pilot Securities Corporation, how we do a lot of nonproprietary products? How is this really going to affect our side of things?
Boscia: Excellent question. I’m sorry. Your name?
Q: I’m sorry. My name is Lindsay Mayo and I work in Securities Service.
Boscia: Lindsay, one of the things that you will see when it comes to Lincoln as an example. Lincoln, first off, is one of the few remaining stock companies that is proud to have a career agency system when so many other companies did away with career agency systems, and we feed and we nourish and we support that career agency system. I have been with Lincoln now, as I indicated, for more than twenty years and our career agency system has been an open architecture system for that entire twenty plus year period of time. As a result of being an open architecture system, just to give you some example, some perspectives on it, Lincoln Financial Advisors has people working in it that have both a career license as well as a registered rep status independent license in a broker/dealer. We, like JPSC, keep track of average gross dealer concessions and we have reward recognition trips at certain levels for volume and everything that is in there. I believe that the reward and recognition level at JPSC, there are about 400 independent registered reps that qualify for the high-end reward recognition trips. At Lincoln Financial Advisors, it’s about 550 people that qualify for those that are not career individuals. We have about another 2,000 individuals that are licensed but are less than that type of a level with Lincoln Financial Advisors. Average GDC, just to give you an idea of size is about $187,000 GDC per rep, so we understand what is involved in making sure that reps first and foremost serve their client needs without any pressure for proprietary products and proprietary company activity. We don’t know how it’s going to end up in terms of structure, but there is an integration team that is going to be working very closely, Dave on your side, and Bob Dineen on the Lincoln Financial Advisors side. We will be starting that process going on pretty soon, and you have absolutely terrific capabilities inside of JPSC, and I’m sure there is going to be a lot that is going to be incorporated into the new organization. What specifically, you know, it’s just too hard to say at this point in time. But for any of you or any of the people that you are supporting are concerned because we do have a career agency part of the company that there will be pressure put on people to sell proprietary products. It absolutely will not happen.
Glass: Let me just expand a little bit further. And I keep coming back to some of the themes that Jon and I have expressed this afternoon, and one of the themes is growth of the top line. So, any of the organizations that represent distribution opportunity are part of that growth line strategy focus. I think that tells you a little bit more about what our thinking is. Another comment I would make while we are waiting is that we know that the integration is going to absorb some of the energy of the combined organization and that we are going to have to work very hard back to this point about making sure we continue with initiatives and continue with growth, both during the heavy integration process which will happen over the next six to twelve months, and beyond. So we are focused on top-line growth, we are focused on distribution, we are focused on all the things that Jon talked about in his schematic, and I think that is a good way to convey things.
Q: Steve Hamilton. Information Technology. All of this is great, exciting news but we have heard very little talk about how does the field, our lifeblood, feel about this. My assumption is that they are very excited, and do we have any of the IMOs saying we will give you 100 percent of our business?
Boscia: I don’t think we will ever see a day where an IMO says we are going to give you 100 percent of the business. The feedback that I’ve had from the field has been extremely positive and we share a lot of the big IMOs whether it’s Bisys or other organizations, and they are viewing this as a real opportunity of strength from this combination. Right now one of the things that we know is that if you are not number one, two or three with any distribution organization, you end up just getting what’s left over rather than being a primary inside there. And as we have overlap, where we have overlap and it’s primarily in the IMO area, what the premium coming in to both companies will do is it will push us up into that number one, two or three position. I don’t think we have reached number one in any of them if I’m not mistaken. But we will come up into that top three. That will make us a lot more significant and a lot stronger and again, the feedback that I’ve had from the organizations, from the field, has really been encouraging.
Glass: Steve, the same answer here. I will just come back to this issue of market presence. We both use Tom Delano as the representative of market metrics as we try to understand how effective we are at wholesaling, how effective we are in our different distribution channels. And time and time again Tom sends the message that being fourth or fifth you get the leftovers and being first, second or third is where the real opportunity exists, so this is going to move us up in several of the channels and accomplish that goal. Other channels, I think we have heard generally very positive reactions from. There is the odd “why did you do this?” from a producer, which you are going to get no matter what you do. I don’t mean that in a negative way, but there are just a lot of opinions when you have fifteen or twenty thousand producers. So I think everything I heard has been very positive. There certainly are some questions and we will answer the questions for the field as quickly as we can.
Boscia: We are starting to get questions along the lines of “gee, if I write a Jefferson Pilot policy this year will I get Lincoln production credit for it?” So that’s really positive types of comments and questions that people are already jumping right into that point.

Q: Hi, I’m Kathy Jaques with the Premier Partner Unit Service and I was wondering if Lincoln Financial has something similar to the Premier Partner service and if you don’t, would you consider incorporating that?
Boscia: Premier Partners was a great strategy and it is very similar to what Lincoln has that we call Strategic Relationships and the evolution of that, I understand, is quite similar to Premier Partners and that is at point our distribution strategy could be summed up by saying, “Sell whatever you can to whomever you can, wherever you can,” and what we ended up with was 800-1000 best friend distribution relationships and what we started seeing, as distribution changed over the course of the last decade really, and distributors stated saying, “I can no longer do the compliance and the do diligence checking on the providers, if I have too many of them, so I need to narrow down from 35 names on my shelf to 20 names to 15 names to 10 names,” and that number keeps going down. As that number goes down, their expectations for their product partner goes up. They are eliminating, as an example, much of their in-house education and training and they are looking to their partner organizations through their wholesaling efforts or other efforts, technology, syndication and other things, to really step up and fill that education void that is inside of it. So, as we were looking at these trends, we concluded similar to what Jefferson Pilot, we can’t have that many best friends anymore. So we narrowed down the number of firms significantly to that number that we call strategic relationships, and those are the relationships where we borrow something from the banking sector. There is an individual who I think is one of the best bank CEOs out there, a fellow named Dick Tivosovich, and Dick is the CEO of Wells Fargo, and he had previously been Norwest and Norwest and Wells Fargo combined and he was the CEO of them. In Norwest, they started really looking at metrics of what is the profitability of a customer that you have one product relationship, how does it change when you go to two, how does it change when you go to three, to four, to five, and you have a line that if it is not exponential, it is at least geometric, in the way that it curls up. So, we started looking at distribution and saying what are the distribution relationships that we can have more than a single touch-point with them in terms of product, and what happens when it turns into two, what happens when it turns into three. So if you look at our strategic partners right now, 92, 93 percent of our strategic partners, we have at least three major product categories on their shelves. That is not three life products, although life products, there may be four or five of them, that just counts as one, and then we have either annuities or managed accounts or mutual funds or retirement accounts. When your strategic partner is touching you in three different ways, that significantly, and they are making decisions about “who do I drop off the bottom,” it’s not going to be you. It is going to be somebody that is in there on a one-to-one product relationship that has now become marginalized. So our strategic partners and your Premier Partners are very similar in construct, design and evolution.
Q: I am probably one of the few people tickled pink with the new name. My name is Mel Lincoln. Boscia: We saw this coming, Mel.
Q: I’m curious as to what inning we may see some cross-selling initiative, how quickly can I sell Lincoln products and vice versa?
Boscia: It’s going to be in the very first inning. It is important that we come out, we can’t do anything now, great question by the way, just by way of background. Until we close, we have to continue to operate as two separate companies. So as producers have asked us for cross-production credit and things like that, we still have to be two separate companies in there, but it’s critically important that we hit the ground running at the closing so a lot of the integration activities that are going on between and now when we close in the end of the first quarter, will be setting the stage so that the products can start immediately going into one another’s channels.
Glass: Jon and I learned early on in these Town Hall meetings that we didn’t have to repeat what each other was saying because oftentimes, one or the other one had already given a complete answer. But in this case, I would just like to come back to time lines. We will not have any change really to speak of until closing. So there is a period of time where, as Jon has just said, each company will act as if an independent company. So until March, there won’t be any changes that would affect employees in any regard, but we do want to be, during that period, planning again as Jon has just said, and the day after we close, we want to be in a position to be running fast and that is what we are going to be doing now.
Q: I’m Carol Bennett and I work in licensing with Mel. I have a question for you that is specific to Concord since we are all Concord people and we are really concerned about what this location will be doing and how we are seen. Is there anything you can tell us about your vision for our growth or staying the same level, what our specific function might be, or what you envision it to be, even though it may not be specific?
Glass: I think we should stick with the themes which are: the terrific skill sets in Concord and there is important pieces of Concord in addition to life and annuities such as JPSC, but in each of the geographic locations, we are getting these kinds of questions, and we simply do not know the answer at this point.
Boscia: I think one of the things that we can also acknowledge that we have acknowledged is if you look at where we have the biggest overlap, it is in life insurance and life insurance will be our largest business once we are combined. The attractive part of life insurance as our two companies have done it is we are in different markets from one another and, for those of you that are in new business and in underwriting, underwriting a 25 million dollar case is very different than underwriting a 5 million dollar case or a 500,000 dollar case, and as we looked at the combination of the companies, one of the things, that Dennis, and I agree with him, really held as a bright line in the sand, we don’t want to do anything that is going to take away from our ability to grow our top line and to get new business in. So the fact that there is not a lot of overlap in much of our life insurance business, you should take at least some acknowledgement in comfort but as Dennis said, we cannot go any further because we just don’t know.
Glass: There is overlap throughout the organization and, repeat what I said a minute ago, each of the locations have the same questions and are given the same answers which we just don’t know at this specific level, but the overlaps need to be set side-by-side with the initiatives that are attracting more employment so at JP as we all know, we are about to celebrate, I think Friday, the mass affluent strategy, is an ongoing strategy. That is one of the strategies that will create more growth, create more opportunity for employees, create more employment growth, and so those things will be going on and it is the overlap areas that Jon said that were fairly modest that will be affected by change.
Q: Todd Hammond and I’m in underwriting. My question has to do with technology and it is my understanding that your underwriters are still working in paper and there was a date of December where they were to be alive with an AWD imaging type of system and that has since been pushed back. Do you have a deadline when they will be up with an imaging system and is the day after the closing, will all systems be able to talk and we’ll be able to share all work, or is that something...
Boscia: One can only hope. I’ll come back to the answer in just a minute. But it prompts another question that came up somewhere where an individual at one of the meetings in Greensboro said, “we now have just gone from six commission systems down to one and what is this going to mean,” and I said, “we’re still striving for six, let alone down to one.” Technology will be a very slower process to integrate because of the various legacy platforms we all have. When we brought in three major companies together, of Lincoln Life, Aetna and Cigna, each one with decades of legacy systems and everything, we have been rationalizing them, they are not rationalized at this point in time. We had, in 1994, the ability on an automatic underwriting basis, where it was 100% paperless apps, we were refusing even to bring in paper applications, we teamed it up with an expert underwriting system, we used the Lincoln Ree which is now the Swiss Ree underwriting system. We did it all electronically. Producers were able to come in and trace the underwriting, where it was in underwriting automatically at any point in time. We even went so far in a handful of states, where we had complete electronic signatures, and we were issuing policies on the spot with signatures at the site of it in a speed of under five minutes from application to issue. When we did the Cigna and the Aetna integrations, they were so technologically behind, that we just put all of that on hold and we are just now getting to the point where we can once again look at more automated processes for being able to bring it together, and I think that it is fair to say that what you’ve been able to accomplish is further along than what Lincoln has been able to accomplish in terms of technology support for underwriting and issue processes, and we look to really be able to learn and integrate and get the efficiencies out of it.
Q: Hi, my name is Jennifer. I work at compliance at Jefferson Pilot Securities. Probably, unlike anybody else in this room, I’ve been through this kind of strategic change in two other organizations and I know that one of my concerns is that usually these situations lead to opportunities for top people who are really talented to decide “maybe this is my opportunity to leave the company” and I’ve been in two situations, one where the company was very thoughtful about the retaining the people that they wanted to make sure stayed and another where the other company didn’t and I wondered what kind of thought had been put into making sure that we encourage people who we need going forward to stay?

Glass: Jennifer, right? Terrific question. As a matter of fact, we have had two of the steering committee meetings already where issues like this would be discussed. I can absolutely tell you that the first agenda had severance and retention policy identification of people that are top talent that might be being called by headhunters and of course, that is going on throughout both organizations, and so we are very attentive to that, we are making specific decisions as we go along and so that is very much in the front of our minds.
Boscia: I think we all have heard horror stories out there that have occurred and I think one of the reasons why Jefferson Pilot and Lincoln independent of one another have been far more successful as we have had business combinations is that we have paid attention to making sure that the people that are going to be the ones to create the success have retention strategies in place for them.
Q: I’m Deborah Stewart, Independent Market Life Sales. I’m just wondering if Lincoln currently has a presence in the mass affluent marketplace.
Boscia: We do not. We view the mass affluent as a terrific opportunity for growth and we don’t have a presence there at all.
Q: Good afternoon, Brad Crockett from Marketing. I was just wondering if we could get your insights into any unique benefits of this merger of equals versus some of the other acquisitions and mergers that have gone on over the last, say, eighteen months, Met, Traveler’s, AXA, MONY, Hancock, Manulife.
Boscia: And you probably want us to say good things about those mergers. I think I would start off by saying in each one of those, I won’t name which party in each one of those but in each one of those, you had a very troubled company and that troubled company needed to be combined with a stronger, healthy company. So the first part of differentiation goes back to Dennis’s comments at the front, this was not a defensive move on either company’s part so that is the first item that I would note. The second item that I would note is that in two of those three, very solidly, in one of those three, less solidly, you had companies that had a very limited marketplace out there and because they had such a limited marketplace, they really are companies that when you look at, they are turn the lights off in one part of either North America or the States and turn them on in another part because we don’t need anything of significance coming out of that company. And as you look at it, they all had, and I would say this uniformly across all three of them, a one-time gain through the ability to take expenses out and in this combination, you do have an expense realization opportunity but more significantly, you have two companies, separate from one another, that are growing very, very strong, and therefore, that future revenue, that future growth is a very different situation.
Glass: Brad, the other comment I would make about that is Jon has been in the market with his M&A team for quite some time. I have with our M&A team been in the market for quite some time. We have always been aware of what opportunities to do things with other companies, what was available, what was not available, what was available, what we would rather not do and so I could say quite comfortably, this is the best merger opportunity for these two organizations, and we had other options, each of us did if we had chosen to take them. Good question.
Q: Hi, Julie Tinker. I work in the new business department and I had a question about has there been plans to set up project teams and integration teams to get the two companies together and is that something that can be started before the closing, or is that all stuff that has to be put on hold until the merger is complete?
Glass: This goes back to my comment about the steering committee. The entity that will deal with integration issues is the steering committee. It is comprised of leaders from both organizations. Its role is to identify integration issues, to monitor execution and to be the clearinghouse if you will for problems and opportunities. The fundamental integration plans will be developed by the individual business units or the functional units. So for example, LFD will then be the fundamental entity that develops integration plan for distribution in that sense of LFD, and for each of the other areas, finance will develop its own integration plan. Each of those steering committee members will have probably an integration manager for sure who spends full time on the integration process, or one or two people that either spend a lot of time or full time on the integration process. The steering committee will have a full time integration manager as well, I’m chairman of the steering committee that will work directly for me, and he or she will have one or two full time people working for them. So I think it is set up pretty well. We will be announcing, I think they already know who the steering committee members are, it has been in one of the employee communications, but as we had to the team, identify specific project managers, will make that known to that entire employee base, both sides.
Boscia: And as project managers will undoubtedly form project teams, those project teams are going to have representatives from both companies, different geographies, because what we really want to have is a situation where we don’t just stop at the question of how do you do x- fill in the blank, but more importantly why do you do it that way and by understanding how things are done and why things are done, the project teams themselves will be able to make better decisions on what should the process look like going forward. It is an opportunity to take these three best practices over there, those four best practices over here and add to other best practices that we maybe didn’t have the opportunity to do previously and put it all together as the new process. It will have heavy employee involvement.
Q: My name is Ray Fortier. I work in product compliance for the life side. We are becoming one family if you will and one name but are all insurance companies going to lose their identity under Jefferson Pilot or are we going to be like an AIG situation, where they kept some America Financial as a recognized insurer, just curious?
Boscia: We are going to brand exclusively under the Lincoln name, whether or not there is an entity or two that wouldn’t be named Lincoln-something, we’ll have to get into that. Probably the bigger question for us right now is “what legal entity mergers need to happen in order to be as effective as we can be” so I like your term as the new family. So, Lincoln Financial is the brand 100% and the other names will take much lesser role if at all.
Q: I am Ann Spear from Life Marketing and I would like to know if you could say a little bit about the process of approval of the merger, what needs to happen between now and closing and if you see any possible stumbling block.
Boscia: The process itself requires a regulatory process and that occurs at both the state level as well as the federal level. At the state level, the primary approving authority is the State of North Carolina and at the federal level, the primary approval that we see is called Hart-Scott-Rodino, which is a way of looking at business concentration and has a created unfair competitive advantage in the marketplace and become monopolistic. We don’t anticipate problems on the regulatory front but until you receive all of the approvals, that is why you are unable to integrate as quickly as you might and you have to maintain separate identities out there. In addition to that, you have shareholder approvals, shareholder approvals require certain notification and then once the notification is made, you have a period of time before you can actually solicit the proxies for the approvals to come in, all of which is the reason why we say this will be a late first quarter 2006 closing.
Q: I have been collecting pennies forever and I wasn’t going to leave today without my copper Lincoln but I have a question for Dennis. I know you don’t follow athletes and everything, but the Philadelphia Eagles have been naming their stadium. Do you know what that is?
Glass: I do. Lincoln Financial. My wife was up until 2:30 last night watching the World Series game so somebody in the family knows something about sports. I tell you, really I shouldn’t share this about myself, but whenever I have a board meeting because there is a whole series of board members that are very knowledgable about college sports, you know Bill Cunningham is our director and former president of the University of Texas, I have Mark Konen give me a memo on what college team has beat the other college team over the weekend.
Boscia: Last year’s Super Bowl created a lot of fun inside of Lincoln because we have I think about 1,300 employees in Philadelphia and 850 employees in Connecticut so we had a very strong New England Pats fan base against a strong Philadelphia Eagles fan base and you got that one.
Q: My name is Becky Weaver and I work in the IT department, in particular on new products, so my concern is with the companies consolidating, do you see any gaps in the current products that you would be looking to fill when the merger was completed?
Boscia: You know, that is a great question Becky and I think there is two product families that are out there that are going to grow significantly in the years to come. Largely associated with baby boomers and the first product family

I would say is what is referred to as the linked products and the example of the linked product that we have that has been very successful in the marketplace is called Money Guard, that is its generic name, and Money Guard is a life insurance policy that prepays the death benefit for long-term care needs. It’s not a separate rider. It is built right into the policy form itself and that has proven to be an extraordinarily product concept and we have now filed to see if we can have a Money Guard annuity. There is some regulatory issues, some bigger tax issues associated with it. Can we have a Money Guard 401(k) where people can take these assets and turn them into long-term care insurance protection coverage out there? So I think that whole benefit linked product area as baby boomers are aging are going to become increasingly important. The second product area comes under the maybe broad description of retirement income products and what that recognizes is that people by and large accumulate financial assets or assets of other types to some day be able to live off the monies coming off of that and right now, as you look at financial services, the securities branch and the bank branch cannot do anything to provide any type of certainty or guarantee because they don’t have the franchise right to. The insurance industry is the only one that has that franchise right so the focus and the opportunities in being able to take retirement income to a broader array of financial products and services present enormous opportunities and those two don’t really exist. On the drawing board a few years ago, we put a group together and I have to apologize, I don’t remember what the acronym “MOM” stands for, but we created on the drawing board a product called MOM. MOM can’t be sold because regulation today doesn’t permit it, but the concept behind MOM was “wouldn’t it be nice to write one monthly check and that monthly check would provide insurance coverage for all of the risk that you have out there, auto insurance, home owners, health insurance, disability insurance, living too long, not living long enough, income, just write one check and MOM takes care of you” so these are the types of product ideas and R&D and stuff that we have going on inside of the company recognizing that financial services ten years from now, because of baby boomer retirements, will look dramatically different than it looks today and we don’t want to put all of our eggs in one basket. We want to make sure we have lots of R&D taking place.
Q: I’m Clarissa Wright and I’m a securities trader. I was just wondering when we were going to see a little bit more advertising or see the two of you out ringing the bell or doing something of that nature.
Boscia: I have historically turned down every invitation to ring the bell, much to...the young lady that Dennis introduced at the beginning, Priscilla Brown also her other hat is that she is head of Investor Relations so ringing the bell has a lot of symbolism on the IR front as well and I have typically turned them down and Priscilla gets angry at me every time I have done it. Dennis, you want to ring the bell? Because one of the opportunities is that we ring the bell on the day of closing frankly.
Glass: Actually I’ve already rung the bell but David made me do it.
Boscia: We are just kind of shy and withdrawn people that don’t like to be out in front.
Q: Hi. Renee Rheaume-Leppard, Marketing Communications. First of all, I would like to thank you for taking the time out of your busy schedules to allow us to ask you questions. It’s really great that you are keeping an open communication with all of us. But, I would like to ask, I’m hearing a lot about the fact that Lincoln National outsources a lot of functions and was wondering if you elaborate on that and would you possibly minimize your outsourcing capabilities to maximize the skills of the Jefferson Pilot employees?
Boscia: That is a great question and it’s also one of the real potential benefits of this combination. Both companies out source today and when you outsource, what you’re always looking at is the trade off between the quality and the cost that you can do something compared with the quality and cost that an outsourcer can do something and I would assume that each one of our companies as we looked at outsourcing that we are already in, said ‘given the scale that we have, somebody else could either do it as well for less money or do it better for the same amount of money’ and what this allows us to be able to do because it will trigger clauses inside of our outsourcing contracts, it will allow us to take a fresh look and say ‘now that we have 2x scale instead of 1x scale or whatever the dimension may be, gives us an opportunity to bring something back in-house, rather than leaving it out and that is part of the integration process that we have to look at but we are certainly mindful that there is the opportunity to do it.
Q: Good afternoon. My name is Rhonda, Life Licensing and Activation. In the beginning of this announcement sixteen days ago, there was discussion that there would be job loss but in that discussion, there was possibilities that it was already budgeted, people not hired and where we have to activate as separate companies along. Is there a time frame where this freeze can happen prior to the closing or, I mean, are we going to go forward with hiring, can that be a way to suffice our job standing now?
Glass: I think if I understand the question, is it hoped for that the overlap reductions would be held by other hiring plans that are underway and I think the answer to that is of course, yes. We are going to look for every opportunity to keep the current employment base individuals employed every opportunity that we can. There will be overlaps and we are going to have to make some decisions around eliminations. I would like to come back and we can’t be specific about these things, but again the mass affluent strategy which would require 300 positions, there is no plan to hold that back and how that intersects with reductions of overlaps and whether or not positions are eliminated because there is an overlap can move over the other side. We would hope that would happen quite frequently but it really is too soon to know if it is going to be one for one.
Q: We will continue to go forward with hiring?
Glass: We have to be cautious about that. This will be starting with the business unit leaders and functional unit leaders. We will have to be careful that we are not hiring people that six months from now, we are going to have to say “sorry” and so we have to be very careful about as we have been both organizations, have a super amount of integrity when we bring somebody into Jefferson Pilot, I’m sure Jon has the same view into Lincoln. Integrity is that we expect this position will be available for the long-term and that you will have career opportunities at our organization. We don’t want to just bring people in and then make a decision and fire them three weeks from now. So we have to apply that integrity as we go forward.
Q: Hi, I’m Susan Schoenfeld in underwriting and I was wondering if Lincoln does any international business at this time and if you see the new organization delving into international markets in the future?
Boscia: Susan, that is a great question. Right now, the only international operation that we have is in the UK. In the 1980s and 1990s, we acquired four different companies in the UK and combined them together and it is now called Lincoln UK. That is a real innovative name. We were very active in we had an operation in Mexico, we had representative offices in three Chinese cities as well. As we really studied the international markets though, we found this to be the situation: We worked with an outside group to get us a lot of data and what we saw was that as we looked at the amount of personal financial services, pre-tax profit, in all countries today and what their pre-tax profit was projected to be a decade from now, in the United States, we had one of the more stable, you could call it, slower growth rates, but the growth and pre-tax profits in retail financial services in the United States was projected to grow 60 billion dollars over that ten year period of time. When we looked at that 60 billion dollars which is pure new business coming in and we compared that to the total markets around the globe, there was only market whose total market was bigger than that 60 billion, it happened to be Japan and it was a 70 some billion dollar market. Every other market where it had large opportunities, if you look at growth, double digit, maybe 30% compound growth, was still such a small piece of business, and in almost every market, particularly Western economies, you have oligopolies there where anywhere from 2 to 4 domestic providers can have 70, 80 or 90% of the business. So we sat there and said, “where do we want to concentrate our human resources and our capital resources in a marketplace where it’s only a fraction of the size of the new business in the U.S. and we are only going to get that scrap that the domestic players don’t get or do we want to put it into the U.S. and go after that where the largest player in the U.S. only has single digit market share” and we reached the conclusion, “let’s go to the U.S. and focus on that.” Now that is not to say that if sometime down the road, Dennis and I, our successors down the road, whatever it might be, has an opportunity to look at a transaction that has large non-U.S. business, that it wouldn’t be attractive, but if you are not a scale player, you are really wasting your time being there.
Glass: That is the same philosophy we’ve had at Jefferson Pilot and for the same reasons. Paul tells me that we have time for two more questions so the most aggressive...
Q: Hi. Martha Fisk from annuities. You mentioned something about mass affluent keeps larger and larger and you are not going to stop hiring. For those of us that are in annuities in Concord, figuring that we are going to Ft. Wayne, Indiana, are any of us going to be given the opportunity to either relocate to Ft. Wayne, Greensboro, wherever it might be?

Glass: The answer is yes on all counts. Again Jon and my commitment to all the employees is to look for opportunities to keep you employed. So that is our commitment. We have to deliver to our shareholders what we said we would deliver and there is overlap. Surely, whenever we can make a decision that employs someone who is at either of organizations and is talented and contributing, and we can make that decision if it involves moving from one unit to another unit or one city to another city, our goal is to do the best we can with each of our current employees.
Q: So, do I get the dubious honor of the last question? John Valickus from underwriting. This question is for both of you. In the merging of two equals, what was the one thing that Lincoln liked about Jefferson Pilot, what was the one thing that Jefferson Pilot liked about Lincoln?
Glass: John, that is a good question and it is not easily answered because there is so many different pieces to it and I’m almost reluctant to go in this direction because to suggest that one organization is really good at this and the other organization is really good at that, when there is a continuum of strength. If we back up, clearly the breadth of distribution that Lincoln has far exceeded the breadth of distribution that we have at Jefferson Pilot. I think at the other end of the continuum, some of the operational structures that we have at Jefferson Pilot which go to the efficiency numbers that we have had, such as centralized HR, centralized IT, I don’t want to speak for Jon, but was attractive to Jon. But again, in each organization, there ...
Boscia: Ditto. No really, if you had to narrow it down to one thing, if I look at the heaviest level of questions that have come in from investors to Lincoln over the last two years, has been “Lincoln more than any other company, you are knocking the socks or the cover off the ball from a distribution and an organic growth basis. When are we going to see this start coming to the bottom line in a more turbo-charged basis.” Jefferson Pilot is clearly better at that than we are. So it allows us to capitalize on the expertise that they have. So if you really force me to bring it down to one, it is to turn the top line into bottom line more effectively, more quickly, but I really want to underscore what Dennis said. Doing these transactions, a lot of things have to be right and when we look at this combination, it started with the cultures of the company, the things that we build upon, the things that we hold dear, integrity, honesty, respect, financial integrity as well as operating integrity and all of that has to be there correctly. Dennis and I have known one another for as he said, more than a decade. We have had talks about this combination for more than a decade, but for whatever reason, the planets weren’t all lined up the correct way. As a part of these talks through the years, we have brought in members of our management team to socialize with one another to make sure that there was compatibility, but again one planet was always misaligned somewhere in that alignment that was there. What we have this time, and it really starts about the way that I look and think of Dennis, you have a CEO here who is an absolute leader in the industry in terms of the things that he has been able to accomplish, the esteem that he has held, as a competitor of you, when I would sit there and see things that you were accomplishing, there were a lot of times I got pretty envious and I know that starts at the top of an organization, being able to do that. As I got to know Dennis, through the years, more closely as the years came closer together, he is a nice guy as well. I can tell you there is a lot of people that could be sitting in that chair that aren’t in that chair because they weren’t nice guys and I wasn’t about to put companies together where somebody wasn’t a nice guy so you know, you force us into the one thing, we named them but boy, it is just so much more significant than that, John.
Glass: Jon, closing remarks?
Boscia: Yeah, what I would like to do is to close just by saying thank you for attending here today. Thanks for your excellent questions. I would like to ask you to share with your colleagues that were unable to come because they are back there keeping the business running or they are traveling or they are doing something, what you heard today, the more that we can dispel urban legends and rumors and innuendos, the better and more effective that we are going to be here and importantly, this combination is about growth and growth comes from focus so as your closing out the fourth quarter and you are rolling into 2006, please keep the focus on the new business and the growth that we have before us and I look forward to the chance in the coming months to spend a whole lot more time up here and getting to know a whole lot of you and hopefully to meet each and every single one of you individually. Thank you.
And my challenge to all of us is to look to the future, look to the possibilities and the opportunities, this is going to be a terrific competitor as a result of this combination and I’m certainly committed to and looking forward to working with and for Jon and creating the great company that I know we can. Thank you.